FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL ARRANGEMENT

Article 1 - Telefonica Brasil S.A. is a corporation, governed by these Bylaws and other applicable legal provisions, with an undetermined duration.

CORPORATE PURPOSE

Article 2 - The Company has as its purpose:

a) the operation of telecommunications services;

b) the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;

d) the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing and management of data, information, text, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others;

e) Licensing and sublicensing of software of any nature.

Sole Paragraph - In achieving its corporate purpose, the Company may incorporate into its equity assets and rights of third parties, as well as:

I - hold a stake in the capital of other companies, including with a view to complying with the national telecommunications policy;

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TELEFÔNICA BRASIL S.A. Publicly-traded Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

II - organize companies and/or subsidiaries for the performance of activities within its corporate purpose and which are recommended to be decentralized;

III - undertake the importation of goods and services necessary for the performance of activities within its corporate purpose;

IV - provide technical assistance services to companies in the telecommunications sector, performing activities of common interest;

V - manage and provide maintenance, assistance, and technical support services in IT and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the activities of the Company;

VIII - manage and provide engineering services and to execute civil construction and related works necessary for the execution of projects related to the activities of the Company;

IX - provide monitoring services related to the activities of the Company;

X - provide business brokerage service in general;

XI - market and sell and lease equipment and materials necessary or useful for the operation of its activities, including precision equipment, measurement equipment, and electronic sensors;

XII - carry out study and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other telecommunications service operating companies or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to its duties and responsibilities; and

XIV - carry out other related or correlated activities assigned by the National Telecommunications Agency - ANATEL.

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HEADQUARTERS

Article 3 - The Company has its headquarters in the Capital of the State of São Paulo, and may create and extinguish, by decision of the Board of Directors, branches, representative offices, and subsidiaries, offices, departments, and sales offices, anywhere in the Brazilian territory, as provided for in article 20, (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Article 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, with the Board of Directors being the competent body to deliberate on the increase and the consequent issuance of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights for subscription of capital increases, in proportion to the number of shares they hold. By resolution of the Board of Directors, the preemptive right may be excluded in the issuance of shares, debentures convertible into shares, and subscription warrants, the placement of which is conducted through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition of control, pursuant to articles 257 and 263 of the Brazilian Corporations Law, as well as the enjoyment of tax incentives, under the terms of special legislation, as provided for in article 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Article 5 - The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three (1,690,984,923) shares, all common, book-entry, with no par value.

Sole Paragraph - The shares shall be held in a deposit account with a financial institution in the name of their holders, without the issuance of certificates.

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CHAPTER III - THE SHARES

COMMON SHARES

Article 6 - Each common share corresponds to one vote in the resolutions of the General Meetings of Shareholders.

CHAPTER IV - THE GENERAL MEETING

Article 7 - The General Meetings of Shareholders shall be held: (i) ordinarily once a year, in the first four (4) months following the end of each fiscal year, in accordance with the terms of article 132 of Law 6,404/76 and, (ii) extraordinarily, whenever necessary, either in accordance with corporate interests, or with the provisions of these Bylaws, or when the laws and regulations applicable so require.

Sole Paragraph - The General Meetings of Shareholders shall be convened by the Board of Directors, and the Chairman of said body shall be responsible for drafting the aforementioned act.

Article 8 - The following shall be submitted for prior approval by the General Meeting of Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities linked to the Company's controlling shareholder.

Article 9 - The General Meeting of Shareholderss shall be chaired by the Chairman of the Board of Directors, who shall appoint the Secretary from among those present. In the absence of the Chairman of the Board of Directors, the shareholders shall choose the Chairman and Secretary.

Sole Paragraph - In the cases provided for in article Pursuant to article 136 of Law No. 6,404/76, the first call of the General Meeting of Shareholders shall be made at least thirty (30) days in advance, and at least ten (10) days in advance, upon second call.

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Article 10 - Only those shareholders whose shares are registered in their name in the Company's records at least seventy-two (72) hours prior to the date set for the respective Meeting may take part in and vote at the General Meeting.

Paragraph 1 - The call notice may condition the presence of the shareholder, at the Meeting, on the deposit, at the Company's headquarters, of proof of his capacity as shareholder, issued by the Company itself or by the depositary institution of the Company's shares, at least seventy-two (72) hours prior to the date scheduled for the General Meeting of Shareholders.

Paragraph 2 - The call notice may also condition the representation of the shareholder by proxy, at a Meeting, on the deposit of the respective instrument of power-of-attorney at the Company's headquarters, at least seventy-two (72) hours prior to the date set for the General Meeting of Shareholders.

CHAPTER V - THE COMPANY'S MANAGEMENT

Article 11 - The Board of Directors and Executive Board are responsible for the Company's Management, with the duties conferred by law and by these Bylaws. Their members shall be elected for a term of office of three (3) years, with re-election permitted, and they are exempt from providing security for the performance of their duties.

Paragraph 1 - All members of the Board of Directors and of the Executive Board shall take office upon signature of the corresponding instruments of investiture, remaining in their respective offices until the effective investiture of their successors.

Paragraph 2 - The General Meeting of Shareholders shall establish the overall compensation of the Company's officers and directors, including benefits of any nature and allowances for representation, and the Board of Directors shall be responsible for distributing such compensation among its members and those of the Executive Board.

Paragraph 3 - The General Meeting of Shareholders may assign to the officers and directors a share in the profits of the Company, provided that the provisions of article 152, paragraphs 1 and 2 of Law 6,404/76 are observed, as proposed by management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and extensions thereof, the effective existence, in the Brazilian territory, of the

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centers of deliberation and implementation of the strategic, managerial, and technical decisions involved in compliance with the concession agreements to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Article 12 - The Board of Directors shall be composed of at least five (5) and at most seventeen (17) members, elected and removable from the body by the general meeting, subject to the provisions of the applicable laws and regulations, computing in this number members elected by the minority shareholders, if applicable.

Sole Paragraph - The Board of Directors shall appoint from among its members the Chairman of the body, or his alternate, in the event of a vacancy. At the discretion of the Board of Directors, the Vice-Chairman may be appointed and/or removed from office.

REPLACEMENT

Article 13 - If the Chairman of the Board of Directors is recused or absent, the Vice-Chairman, if any, shall substitute for him. In the absence of the Vice-Chairman, the Chairman shall be substituted for by another member of the Board appointed by him.

Paragraph 1 - In the event of recusal or absence of any other member of the Board of Directors, the Board Member recused or absent shall appoint, in writing, his substitute among the other members of the Board of Directors to represent him and vote at the meeting which he is unable to attend, pursuant to paragraph 3 of article 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that appoint representatives, as provided for in the previous paragraph, shall be considered, for all purposes, present at the respective meeting.

Article 14 - If there is a vacancy in the positions of members of the Board of Directors, with the number of members remaining less than the minimum number provided for in article 12 above, a General Meeting of Shareholders must be called for the election of substitutes.

COMPETENCE

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Article 15 - The Board of Directors is responsible for:

(i) - establishing the general guidelines of the Company's business;

(ii) - approving the Company's budget and annual business plan;

(iii) - convening the General Meeting of Shareholders;

(iv) - approving the financial statements and the management report of the Company and submit them to the General Meeting of Shareholders;

(v) - electing or dismissing, at any time, the members of the Board of Directors, establishing their duties, in compliance with the provisions of law and the Bylaws;

(vi) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, electing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation;

(vii) - supervising the management by the Officers of the Company, examining, at any time, the books and papers of the Company, requesting information on contracts entered into or to be executed, and any other acts;

(viii) - approving the organizational structure of the Company, with the possibility of assigning limits to the Executive Board for the exercise of such authority, in compliance with the provisions of law and the Bylaws;

(ix) - approving and amending the internal rules of the Board of Directors:

(x) - resolving on the issuance of shares by the Company, with an increase in capital, within the limit of the authorized capital, therein defining the terms and conditions of such issuance;

(xi) - deciding on the issuance of subscription warrants;

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(xii) - resolving, by delegation of the General Meeting of Shareholders, on the following aspects of the Company's debenture issuances: (i) timing of the issuance, (ii) timing and conditions of maturity, amortization, or redemption, (iii) timing and conditions of payment of interest, profit sharing, and reimbursement premiums, if any, (iv) method of subscription or placement, and, (v) type of debentures;

(xiii) - resolving on the issuance of simple debentures, not convertible into shares and without security interest;

(xiv) - resolving on the issuance of promissory notes for public distribution ("Commercial Papers") and on the submission of the Company's shares to the deposit system for the marketing and sale of the respective certificates ("Depositary Receipts");

(xv) - authorizing the acquisition of shares issued by the Company, for cancellation or holding in treasury and subsequent disposal;

(xvi) - authorizing the sale of assets directly linked to the public telecommunications services in service;

(xvii) - authorizing the sale of real estate, the creation of security interests, and the rendering of guarantees for third party obligations, therein being able to set limits for the performance of such acts by the Executive Board;

(xviii) - establishing, in internal rules, the limits for the Executive Board to authorize the disposal or encumbrance of permanent assets, including those related to public telecommunications services that are deactivated or unserviceable;

(xix) - approving the participation of the Company in consortia in general, as well as the terms of such participation, therein being able to delegate such assignment to the Executive Board, within the limits it establishes, always aiming at the development of the activities within the corporate purpose of the Company;

(xx) - setting the limits for the Executive Board to authorize the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company;

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(xxi) - approving the creation and extinguishment of subsidiaries of the Company, in Brazil or abroad;

(xxii) - approving the assumption of any obligation not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiii) - authorizing the execution of contracts, not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiv) - approving investments and the acquisition of assets, not provided for in the budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxv) - authorizing the acquisition of an equity interest on a permanent basis in other companies and encumbrance or disposal of equity interests;

(xxvi) - approving the distribution of interim dividends;

(xxvii) - choosing or dismissing independent auditors;

(xxviii) - appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Executive Board, who shall be solely responsible for all processes of attendance, marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - approving the plan of positions and salaries, incentives and professional development policies, rules, and staff of the Company, as well as the terms and conditions of collective bargaining agreements to be entered with the labor unions representing the categories of the Company's employees and the membership in or cancellation of complementary retirement funds, all in relation to the Company's employees, and the Board of Directors may, when it deems necessary, assign to the Executive Board limits to resolve on these matters.

Article 16 - The specific duties of the Chairman of the Board of Directors are: (a) representing the Board in calling the General Meeting of Shareholders; (b) chairing the General Meeting of Shareholders and choosing the Secretary from among those present; and (c) calling and chairing the meetings of the Board of Directors.

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MEETINGS

Article 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months; and (ii) extraordinarily, whenever necessary, upon call by its Chairman, and shall draw up minutes relating to its resolutions.

Paragraph 1 - The Board's meetings shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the matters to be discussed at the respective meeting.

Paragraph 2 - The Board of Directors shall pass resolutions by majority of votes, when the majority of its acting members are present, with the Chairman being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 3 - Any Board member may be represented by another Board member at meetings which he is unable to attend, provided that such power of representation is granted by means of an instrument signed in writing.

Paragraph 4 - Notwithstanding the subsequent signing of the respective minutes, the meetings of the Board of Directors may also be held via conference call, videoconference, or any other means of communication that allows for identification of the members present, as well as their simultaneous communication. Directors may also participate by expressing their votes in writing, even if they are not physically present.

THE EXECUTIVE BOARD

COMPOSITION

Article 18 - The Executive Board shall be composed of at least three (3) and at most fifteen (15) members, whether shareholders or not, resident in Brazil, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Chief Legal Officer; (d) other Officers without specific designation.

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Paragraph 1 - The individual duties of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation for the aforementioend positions.

Paragraph 2 - The same Officer may be elected to simultaneously hold the duties of more than one office on the Executive Board.

Article 19 - In the event of temporary absences and recusals, the Chief Executive Officer shall appoint from among the members of the Executive Board his substitute, as well as that of the Directors. In the event of a vacancy in the position on the Executive Board, the respective substitute shall be decided by the Board of Directors.

COMPETENCE OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Article 20 - The Executive Board is the body with active and passive representation of the Company, and its members, individually, as the case may be, are responsible for complying with and enforcing these Bylaws, the resolutions of the Board of Directors, and of the General Meeting of Shareholders, and for performing all acts necessary or convenient for the management of corporate affairs. The following is assigned, collectively, to the Executive Board:

(i) - proposing to the Board of Directors general plans and programs for the Company, therein specifying the investment plans for the expansion and modernization of the plant;

(ii) - authorizing, within the limits established by the Board of Directors in an internal normative instrument, disposal or encumbrance of the fixed assets, including those related to public telecommunications services that are deactivated or unserviceable, as well as to submit to said body disposal or encumbrance of the assets exceeding these limits;

(iii) - submiting to the Board of Directors and the Audit Committee the Annual Management Report and the Financial Statements, accompanied by the opinion of the independent auditors, as well as the proposal for the allocation of the profits ascertained in the fiscal period;

(iv) - approving, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works, and services; b) sales of assets;

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(v) - approving the execution of other contracts, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - approving, annually, the planning of financial transactions and, quarterly, a summary of the fulfillment of the aforementioned planning;

(vii) - approving the creation and extinguishment of subsidiaries, offices, agencies, branches, and representative offices of the Company, in Brazil;

(viii) - approving, as assigned by the Board of Directors, the organizational structure of the Company, therein keeping the Board of Directors informed in that regard;

(ix) - ensuring compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - preparing and proposing to the Board of Directors the Company's institutional responsibility policies, such as relating to the environment, health, safety, and social responsibility of the Company and implementing the policies approved;

(xi) - authorizing, in accordance with the limits established by the Board of Directors, the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company; and

(xii) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, electing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation.

Paragraph 1 - The resolutions of the Executive Board shall be passed by majority of votes, when the majority of its members are present, with the Chairman of the Board being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases provided for in paragraph 4 and in compliance with the provisions contained in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) Officers, except in cases of urgency, in which case a single signature of the Chief Executive Officer and "ad referendum" of the Executive Board shall be permitted,

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pursuant to the provisions of article 21, A-5 of these Bylaws; ii) by the signature of one (1) Executive Officer together with one (1) Proxyholder/Attorney-in-Fact; and iii) by the signature of two (2) Proxyholders/Attorneys-in-Fact together, provided that they have specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, powers-of-attorney must always be granted by two (2) Officers, and must specify the powers granted and, except for those for judicial purposes, shall have a maximum period of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or an Attorney-in-Fact, vested with specific powers, in the performance of the following acts:

(i) receipt and discharge of amounts;

(ii) signature of correspondence that does not create obligations for the Company;

(iii) representation of the Company in partners’ assemblies and meetings of companies in which it holds a stake;

(iv) granting a power-of-attorney to a lawyer for judicial representation or in administrative proceedings;

(v) representation in court, or in administrative proceedings, except for the performance of acts that entail waiver of rights;

(vi) representation in public bids and private tenders in which the Company participates, aiming at the provision of the services contemplated in its corporate purpose; and

(vii) performance of simple routine administrative acts, including before public agencies, mixed economy companies, commercial boards, the Labor Judiciary, the INSS, the FGTS, and their collecting banks, and others of the same nature.

DUTIES OF THE MEMBERS OF THE EXECUTIVE BOARD

Article 21 - The specific duties of the members of the Executive Board are the following:

A - CHIEF EXECUTIVE OFFICER:

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1. represent the Company, in or out of court, before the shareholders and the public in general, being able to appoint attorneys-in-fact jointly with another Officer and appoint representatives, delegate powers to the other Officers to perform specific acts;

2. Monitor and supervise the implementation of the orders of the Board of Directors in relation to his activities and duties;

3. Establish guidelines, coordinate and supervise the Company's activities related to: finances and controls; corporate resources; the legal area in general; institutional relations; regulations; corporate communications; the Telefonica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; landline business;

4. Convene meetings of the Executive Board;

5. Perform acts of urgency "ad referendum" of the Executive Board; and

6. Exercise such other powers as the Board of Directors may determine.

B - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. Establish guidelines and supervise the Company's activities in the economic and financial area and management of securities issued by the Company, accounting and management control, as well as supervise the administration of supplementary pension funds;

2. represent the Company before the Brazilian Securities and Exchange Commission (CVM), stock exchanges, and other securities market supervisory bodies;

3. Delegate, if applicable, duties to the other Officers for the performance of specific acts;

4. Represent the Company as provided for in these Bylaws; and

5. Perform other activities as determined by the Board of Directors.

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C - GENERAL SECRETARY AND CHIEF LEGAL OFFICER:

1.   Establish guidelines and supervise the Company's activities in the legal area in general;

2. Delegate, if applicable, duties to the other Officers for the performance of specific acts;

3.        Represent the Company as provided for in these Bylaws; and

4.  Perform other activities as determined by the Board of Directors.

D - OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. Exercise such individual functions and powers as the Board of Directors may determine;

2. Sign together with another Officer appointed per the Bylaws documents and instruments requiring the signature of two Officers; and

3. Represent the company as provided for in these Bylaws.

CHAPTER VI - THE AUDIT COMMITTEE

Article 22 - The Audit Committee, of a permanent nature, shall be composed of at least three (3) and at most five (5) full members and an equal number of alternates.

Paragraph 1 - The compensation of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses necessary for the performance of the function, shall be established by the General Meeting of Shareholders electing them and shall not be lower, for each acting member, than ten percent (10%) of the average amount that is assigned to each Officer, not computing therein benefits of any nature, amounts for representation, and profit sharing.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, he shall be substituted by his respective alternate. In the event of vacancy in the majority of positions, the General Meeting shall be convened to elect their substitutes.

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Paragraph 3 - The Audit Committee shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairman of the Board of Directors, or by two (2) members of the Audit Committee, therein drawing up minutes relating to its resolutions.

Paragraph 4 - The meetings of the Audit Committee shall be called in writing at least forty-eight (48) hours in advance, and the call shall contain the agenda, with the list of matters to be considered at the respective meeting.

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CHAPTER VII - THE FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 23 - The fiscal year shall coincide with the calendar year, and in addition to the annual balance sheet, half-yearly, quarterly, or balance sheets for lesser periods may be drawn up.

ALLOCATION OF PROFITS

Article 24 - Together with the financial statements, the Board of Directors shall present to the Ordinary General Meeting a proposal on (i) the participation of employees and officers and directors in profits and (ii) full allocation of net income.

Paragraph 1 - Of the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital stock, limited to twenty percent (20%) of the paid-up capital stock; (ii) twenty-five percent (25%) of the adjusted net income as per subsections II and III of article 202 of Law No. 6,404/76 shall be mandatorily distributed as a minimum mandatory dividend to all shareholders; and (iii) the remaining balance, after meeting the provisions contained in the preceding items of this article, shall be allocated as determined by the General Meeting of Shareholders, based on the proposal of the Board of Directors contained in the financial statements. Should the balance of the profit reserves exceed the capital stock, the General Meeting of Shareholders shall resolve on the use of the excess in the payment or increase of the capital stock or distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years, counted from the resolution regarding the distribution thereof, shall revert to the Company.

Article 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the profit account ascertained in half-yearly balance sheets; (ii) to the profit account ascertained in quarterly balance sheets or in shorter periods, provided that the total of the dividends paid in each half-year of the fiscal year does not exceed the amount of capital reserves referred to in the first paragraph of article 182 of Law 6,404/76, or (iii) to the retained earnings or profit reserves account existing in the last annual or half-yearly balance sheet.

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Sole Paragraph - Interim dividends distributed under the terms of this article shall be imputed to the mandatory minimum dividend.

Article 26 - By resolution of the Board of Directors and in compliance with the legal provisions, the Company may pay its shareholders interest on equity, which may be charged to the mandatory minimum dividend, "ad referendum" of the general meeting.

CHAPTER VIII - GENERAL PROVISIONS

Article 27 - The Company shall go into liquidation in the cases provided for by law, and it is the responsibility of the General Meeting of Shareholders to determine the method of liquidation and appoint the liquidator.

Article 28 - The approval by the Company, through its representatives, of mergers, spin-offs, take-overs, or dissolutions of its subsidiaries shall be preceded by an economic and financial analysis by an independent firm of international renown, confirming that fair treatment is being given to all interested companies, whose shareholders shall have broad access to the report with the aforementioned analysis.

Article 29 - In all that is omitted from these Bylaws, the Company shall be governed by the applicable provisions of law.

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 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 1, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director